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SECURITIE 05037445
W

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SEC FILE NUMBER
8- 44018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C. 213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFG Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville (City) — Maryland (State) — 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, Chairman & CEO — (301)468-0100 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

6701 Democracy Boulevard, Suite 600 (Address) — Bethesda (City) — Maryland (State) — 20817 (Zip Code)

PROCESSED
MAR 1? 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric G. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Financial Associates, Inc. as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Eric G. Meyers 2/23/05

Signature Date

Chairman & CEO

Title

Maria C. Alvarado

Maria C. Alvarado

Notary Public State of Maryland

My Commission Expires August 1, 2005

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CFG Financial Associates, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of CFG Financial Associates, Inc. (the "Company") as of December 31, 2004 and 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CFG Financial Associates, Inc. as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
February 4, 2005

CFG Financial Associates, Inc.

Statements Of Financial Condition
December 31, 2004 And 2003

Assets	2004	2003
Cash and Cash Equivalents	$ 79,959	$ 90,011
Prepaid Expenses	5,213	3,247
Total assets	**$ 85,172**	$ 93,258
Liabilities And Stockholders' Equity		
Liabilities		
Accounts payable	**$ 2,000**	$ 1,500
Contingencies		
Stockholders' Equity		
Common stock, $.01 par value - 200,000 shares authorized; 14,493 shares issued and outstanding	**145**	145
Additional paid-in capital	**136,245**	136,245
Loans receivable from stockholders	**(2,500)**	(2,500)
Accumulated deficit	**(50,718)**	(42,132)
Total stockholders' equity	**83,172**	91,758
Total liabilities and stockholders' equity	**$ 85,172**	$ 93,258

See Notes To Statements Of Financial Condition.

CFG Financial Associates, Inc.

Notes to Statements of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CFG Financial Associates, Inc. (the "Company") is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company intends to introduce its stock and bond customers to another broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. With respect to this activity, the Company forwards all funds and securities received and would not otherwise hold funds or securities for, or owe money or securities to, securities customers, and would not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flows through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

The Company has an agreement with a third party to clear its security transactions on a fully disclosed basis and carry its customer accounts. In the event that a customer is unable to fulfill its contractual obligation to the clearing brokers, the Company has guaranteed payment. As of December 31, 2004 and 2003, there was no exposure related to customer default as the Company's customers had no open trades.

During the year ended December 31, 2003, the Company did not process any securities transactions for existing customers or to add new customers, and as such, there was no securities transaction revenue during 2003. The Stockholders of this Company own several other entities. See Note 2, Related Party Transactions.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and cash equivalents: The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004 and 2003, the Company had net capital of $73,959 and $84,511, respectively, which was $23,959 and $34,511, respectively, in excess of required net capital of $50,000 at December 31, 2004 and 2003. The Company's ratio of aggregate indebtedness to net capital ratio was .03 to 1 and .02 to 1 at December 31, 2004 and 2003, respectively.

Note 4. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agent.